Integra Reports on Positive Metallurgical Test-work Program Ongoing at

DeLamar and Florida Mountain Deposits

Press Release Highlights:

• Oxidation boundaries on the NI 43-101 inferred resource estimate at DeLamar and Florida Mountain are estimated at:
• 24% oxide mineralization
• 29% transitional mineralization
• 47% unoxidized mineralization

• Recoveries of 83.3% gold (“Au”) and 39.7% silver (“Ag”) have been achieved in bottle-roll tests on six oxide composite samples from Florida Mountain

• Recoveries of 72.4% Au and 23.4% have been achieved after only 23 days of a 63-day preliminary column leach test on the same oxide sample composites from Florida Mountain

• Preliminary column leach test-work indicates the potential for successful heap leaching of material at Florida Mountain

• Mine/mill reconciliation study: 10 years of historic monthly production from the 1980’s and 1990’s has been reconciled and shows only a minor decrease in mill (grind/agitated leach/Merrill Crowe) recoveries in mineralized material from the processing of material from mixed oxidation states (oxide, transitional and unoxidized), boding well for future processing options to be outlined in the upcoming Preliminary Economic Assessment (PEA) in H2

• Some of the deeper unoxidized mineralization from DeLamar may be less amenable to direct cyanidation treatment and will require alternative processing (such as flotation). Historical test-work on unoxidized material has demonstrated good recoveries in sulfide concentration, fine grinding and cyanidation (Hazen Research Inc. study)

• Future processing options currently being investigated for the upcoming PEA include:

• Heap leaching with Merrill Crow

• Gravity concentration

• Agitated leaching with Merrill Crow

• Standard crush/grind/flotation with concentrate regrind/leaching

• Standard crush/grind/floatation with shipment of concentrates, and possible tailings leach

VANCOUVER, British Columbia, April 08, 2019 -- Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce an update on metallurgical test-work that is on-going at the DeLamar Project in support of the PEA which is scheduled for completion in early H2, 2019.

George Salamis, President and CEO, commented, "As Integra advances with numerous studies, we continue to increase the value of the DeLamar Project by reducing risks, in this case metallurgical risk, and highlight future processing possibilities. While expanding the already sizeable gold-silver resource at DeLamar via the drill bit is a large value-driver, demonstrating a clear direction for efficient low-cost gold and silver extraction, the metallurgy, is equally as important. These latest metallurgical results and stringent definitions of oxidation states, while preliminary, are exceptional. A high level of development and production optionality, including a number of lower cost processing options, remains one of the distinct hallmarks of the DeLamar Project and one of the primary reasons for acquiring the Project.”

Tim Arnold, Integra’s Vice President of Project Development, highlighted, “The amount of in-situ oxide and transitional gold- silver mineralization on both the DeLamar and Florida Mountain Deposits was a positive confirmation to the team. Equally as exciting, recent interim test-work from Florida Mountain oxide shows excellent recoveries, 83.3% Au and 39.7% Ag in bottle roll tests and 72% gold and 23% silver in column-leach tests, after a short leach period of only three weeks. Lastly, an exhaustive study looking at historic milling of oxide, transitional and unoxidized ore over an 8-year period in the 80’s and 90’s, representing approximately 5.5 years of production, showed only a slight downturn in overall mill recoveries when oxide ores were mixed with transitional and unoxidized materials. In these recent studies the breakdown of mineralization types, the recovery rates, and the lack of high variability amongst the various mineralization-types have surpassed our expectations. We are pleased with the progress and de-risking elements that the metallurgical studies have provided thus far and look forward to a full range of processing options to be outlined in the PEA.”

Oxidation States of the DeLamar and Florida Mountain Deposits

Inferred resource estimates for the DeLamar and Florida Mountain Deposits were published in February of 2018 and are summarized in Table 1 below. To view the complete press release, please click on the following link:

https://www.integraresources.com/site/assets/files/2510/18-02-08_florida_mountain_maiden_resource_vfinal2_pdf.pdf

Table 1. DeLamar Project Inferred Mineral Resource at a 0.3 g/t AuEq cut-off grade

	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	AuEq g/t	AuEq oz
Florida Mtn	36,605,000	0.57	675,000	14.12	16,621,000	0.74	870,000
DeLamar	117,934,000	0.41	1,592,000	24.30	91,876,000	0.70	2,673,000
Total	154,539,000	0.45	2,267,000	21.92	108,497,000	0.71	3,543,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface.

3. Gold equivalent = g Au/t + (g Ag/t ÷ 85).

4. The effective date of the DeLamar area resource estimate is October 1, 2017.

5. The effective date of the Florida Mountain area resource estimate is January 30, 2018.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

7. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content.

At the time of writing the NI 43-101 report, Integra’s independent engineering consulting firm Mine Development Associates (“MDA”), of Reno NV, did not have the benefit of assessing the break-down of inferred resources per oxidation state (oxide, transitional and unoxidized). Over the last year, Integra’s exploration team has exhaustively compiled oxidation-state data from the inherited historic drill database of 2,620 drill holes (228,273 m), and the 84 drill holes (27,300 m) drilled by Integra since March 2018. This data was layered into the inferred resource models at DeLamar and Florida to produce a well defined characterization of the division of oxide, transitional and unoxidized mineralization on the project.

The resulting breakdown of oxidation states, as a percentage of the 2018 inferred resource tonnes, is highlighted in Table 2 below.

Table 2. DeLamar Project Characterization of Mineralization by Oxidation State

Source	Oxide	Transitional	Un-oxidized
DeLamar	24%	21%	55%
Florida Mountain	23%	55%	22%
Total	24%	29%	47%

To view a visual depiction of the block model for the DeLamar Deposit with mineralization characterized by state of oxidation, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/dm_redox_state_image_vuse.pdf

To view a visual depiction of the block model for the Florida Mountain Deposit with mineralization characterized by state of oxidation, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/fm_resource_breakdown_by_redox_vuse.pdf

The Company now has an enhanced understanding of the breakdown of oxidized and unoxidized mineralization on the two deposits. In particular, the amount of oxidized and transitional mineralization came as a positive surprise to management, enhancing the likelihood of lower cost heap-leach options in future studies on a significant portion of the resource. Various processing options will be examined and outlined in future studies for the portions of the resource less amenable to direct cyanidation.

DeLamar Project Current and Historical Metallurgical Summary – Heap Leaching

Ongoing test-work at McClelland Labs, in Reno NV, is showing excellent potential amenability of Florida Mountain oxide mineralization to future heap leaching scenarios. Six samples were collected from various depths on the deposit ranging from surface to over 300 m vertical, prepared and crushed to 80% passing 12.5mm. Bottle-roll sampling on the six oxide composite samples yielded average recoveries of 83.3% Au and 39.7% Ag. Preliminary, on-going column leach test-work on these same oxide sample composites from Florida have yielded interim recoveries of 72.4% Au and the 23.4% Ag, after only 23 days. With a further 40 days of leach time remaining, indications are good that mineralized material from Florida Mountain will potentially be amenability to heap leaching.

These recoveries are estimates based on assayed head grades and interim (incomplete) column test metal extractions. Final recoveries will be recalculated based on actual test head grades (final solution extraction + tail assay). Cyanide consumption levels, even in the early stages of column leaching, are typical for heap leaching of oxide materials.

Column leach residency is scheduled to continue for a further 40 days and recoveries are expected to only improve from an already excellent base. These results confirm that Florida Mountain oxide material is likely to support heap leach processing in the future.

Column testing for gold and silver cyanide leachability of Florida core samples is being conducted by McClelland Labs of Reno, Nevada, under the direction of Jack McPartland, consulting metallurgical engineer.

In addition to historic commercial milling at DeLamar and Florida Mountain, past column leaching on oxide ore demonstrated potentially economic recoveries. Thirty-three column cyanide leach tests were conducted in the late 1980’s, aimed at heap leach amenability of the DeLamar and Florida Mountain oxide mineralization types. This included 27 tests on samples from Florida Mountain and six tests on samples from DeLamar. Column test feed sizes ranged from nominal 20 cm (8 inches) to nominal 0.64 cm (1/4 inch). The 27 column leach tests run on samples from Florida Mountain gave an average gold recovery of 81%. Silver recoveries from the Florida Mountain column tests averaged 40%.

Average column leach test gold and silver recoveries from the DeLamar samples historically were 64% and 24% respectively. None of the tests from DeLamar gave a gold recovery of less than 54%. More sampling and further testing of DeLamar oxide mineralization under column leach test conditions is being conducted and is expected to be ready by June of this year.

At both DeLamar and Florida Mountain, none of the previous heap leach testing showed unusually high reagent consumptions.

Important New Study Findings: Historically Mined Oxide-Transitional-Unoxidized Mineralized Material vs. Milling Recoveries

A recent study was also conducted on the historical mining of oxidized, transitional and sulfide mineralized materials and the effect of oxidation on historical mill recoveries over a cumulative period of 5.5 years. Integra staff, together with external consultants, compiled monthly production records for 178 mined mineralized blocks in the DeLamar area, based on historical records from blast-hole sampling and other records, which were then used to make production solids.

These production solids were used to report known oxidation states from the block model that was created. The oxidation model itself was comprised of 1.5 x 1.5 x 1.5 m blocks, which match the 1.5 m reverse circulation (“RC”) samples that dominate the data. The logged oxidation codes of these samples were used to assign oxidation state values to each of the model blocks by nearest-neighbor assignment using a horizontal search parameter. Thus, each 1.5 x 1.5 x 1.5 m block had a single oxidation assignment, and each production solid was made up of many individual blocks. This allowed for the compilation of the percentage of oxidized, transitional, and unoxidized material in each production solid over a cumulative period of 5.5 years of historical milling.

The results of this study, summarized in Table 3 below, represent a very positive outcome in Management’s view.

Table 3. Historically Mined Mineralization Characterized by Oxidation vs. Milling Recovery at DeLamar

Avg Mill Recov
Source	No. of Months	Ox	Trans	Un-ox	Au	Ag
N. DeLamar Sommercamp South Wahl Glen Silver All Pits	14 51 48 65 178	54% 65% 84% 88% 78%	35% 10% 11% 8% 11%	11% 26% 5% 5% 11%	92% 91% 91% 91% 91%	83% 78% 76% 76% 77%

As depicted in the graphs linked below, the data showed only a slight downgrade trend for gold and silver recoveries for mineralized material historically processed from the oxide, transitional and unoxidized (sulfide) mineralization types using milling and agitated leaching. Gold and silver recoveries, irrespective of oxidation states, still trended in an economically acceptable range of recoveries (Gold 85% to 95%, and Silver 70% to 85%), using conventional milling and agitated leaching. The average gold and silver recoveries of the 178 mining areas examined was 91% and 77%, respectively, while the mill feed from these mining areas is estimated as being comprised of 78% oxidized, 11% transitional, and 11% unoxidized materials.

To view a graph outlining the monthly mill gold recovery versus percentage of unoxidized material at the DeLamar Deposit, please click the link below.

https://www.integraresources.com/site/assets/files/2572/dm-fm_au_recov_vuse.pdf

To view a graph outlining the monthly mill silver recovery versus percentage of unoxidized material at the DeLamar Deposit, please click the link below.

https://www.integraresources.com/site/assets/files/2572/dm-fm_ag_recov_vuse.pdf

Each point on the graphs linked above show the oxidation state for each monthly mining area and the associated gold and silver mill recoveries for that month. It is important to note that for each month, mineralized material from other mining areas was also milled along with the mineralized material from each of the mining areas represented by the points on the graphs, which precludes the direct assignment of monthly gold and silver recoveries to any single mining area, and therefore oxidation state. However, the data indicates that mill recoveries did not significantly decrease when unoxidized materials were included in the mix of mineralized materials milled in any of the months studied.

Subject to further study, and considered as a trade-off versus heap leaching, conventional leach/CCD (cyanidation followed by countercurrent decantation with Merrill Crowe solution recovery) may be an option to economically recover gold and silver in the future on the project, both in the oxide, transitional and certain zones of unoxidized (sulfide) materials. Current testing indicates that some of the deeper unoxidized mineralization from DeLamar may be less amenable to cyanidation treatment and will require alternative processing (such as flotation).

As the multiple ongoing studies leading in to the PEA are progressing, it is known that a significant amount of oxide and transitional mineralization exists, in-situ, at both the DeLamar and Florida Mountain Deposits. In summary, this study concludes that changes in oxidation states, while minor, do not have a materially negative (i.e. still within the range of economically acceptable) effect on gold and silver recoveries. This bodes well for future processing options that are being studied in the upcoming PEA.

DeLamar Project Historical Metallurgical Summary – Milling

Historic testwork by Hazen Research Inc. conducted on the DeLamar Mine area between 1974 and 1989 reported recoveries from Floatation Rougher and Cyanidation to be 78.9% Au and 87.2% Ag and >88.8% Au and 88.4% Ag respectively.

From 1977 to 1999, processing at DeLamar and Florida Mountain consisted of milling, agitated cyanide leaching and CCD/Merrill Crowe solution recovery, with gold-silver doré produced on site, yielding average mill recoveries of 96.2% for gold and 79.5% for silver. Average mill head grades of mineralized material mined from open pits (oxide, transitional and unoxidized ore) was 1.17 g/t Au and 87.1 g/t Ag.

Mineralized material was sourced mainly from DeLamar until late 1994, when material from Florida Mountain was added to the mill feed. Historically, blending of DeLamar and Florida mineralized material was conducted to mitigate clay content at DeLamar.

A Knelson gravity concentrator was added to the mill in December 1995 due to the presence of coarse gold, further enhancing recoveries.

DeLamar Project Test-work Ongoing

Processing options being investigated by McClelland Labs for the upcoming PEA include:

• Heap Leach with Merrill Crow

• Agitated Leach with Merrill Crow

• Standard Crush/grind/float with concentrate regrind/leach

• Standard Crush/grind/float with shipment of concentrates to Nevada, and possible tailings leach

All potential future processing options are being studied to allow for maximization of processing options and economic outcomes in the PEA.

Ongoing metallurgical test work, conducted by McClelland Labs, is expected in June, 2019, and includes the following:

• Column and bottle roll testing on DeLamar and Florida Mt. oxide and transition mineralized material (crush size, recoveries and kinetics)

• Flotation test work on DeLamar and Florida Mt. transition and unoxidized mineralized material (optimize grind, reagents, mass pull/recovery)

• Concentrate test work (regrind, leaching, recoveries, mass pull and qualities/penalty elements)

• Float tails test work (leaching of tails; recoveries and qualities)

• Flotation concentrate testing, including evaluation of pressure oxidation followed by cyanidation and roasting followed by cyanidation

The Company expects to report on the findings of this metallurgical study before mid-year.

On-going Field Program: Drilling and PEA Study Work

Field work continues on-site in Idaho. The Company has completed a total of 5,200 meters of drilling in 11 drill holes since the beginning of the year, focussed on the southern extent of the Sullivan Gulch Zone. Integra recently added a 2nd drill rig (core drill rig) to the field campaign and plans to drill approximately 20,000 meters this year. Assay results from these recently completed holes are expected in the coming weeks.

Additional field studies, including an updated resource estimate in support of the upcoming PEA, are also on-going.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Tim Arnold of Reno, Nevada, who serves as Integra’s Vice President of Project Development, and is a professional engineer and "qualified person" within the meaning of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra Resources Corp. is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of it’s DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years is currently underway on the DeLamar Project with more than 20,000 meters completed for 2018 and a further 20,000 meters scheduled for 2019. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward- looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates; the length of the current market cycle and requirements for an issuer to survive in the current market cycle; future growth potential of Integra; and future development plans.

These forward-looking statements are based on reasonable assumptions and estimates of management of Integra at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Integra to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended.

Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Except as required by law, Integra assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.